Mail Stop 6010

December 26, 2007

Trevor Fetter
Chief Executive Officer
Tenet Healthcare Corporation
13737 Noel Road Suite 100
Dallas, TX 75240

> **Re:** **Tenet Healthcare Corporation**
> **Definitive Proxy Statement**
> **Filed April 2, 2007**
> **File No. 001-07293**

Dear Mr. Fetter:

We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Steven B. Stokdyk, Esq.
        (via facsimile)